Exhibit 99.1

Pembina Announces Accretive Consolidation of Alliance Pipeline and Aux Sable, and Concurrent $1.1 Billion Bought Deal Offering of Subscription Receipts

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) and adjusted cash flow from operating activities per share (“adjusted cash flow per share”), which are financial measures that are not defined by Generally Accepted Accounting Principles (“GAAP”). For more information about these metrics, see “Non-GAAP and Other Financial Measures” herein.

CALGARY, ALBERTA, December 13, 2023 – Pembina Pipeline Corporation (“Pembina” or the “Company”) (TSX: PPL; NYSE: PBA) is pleased to announce that it has entered into an agreement with Enbridge Inc. (“Enbridge”) to acquire all of Enbridge’s interests in the Alliance (“Alliance”), Aux Sable (“Aux Sable”) and NRGreen (“NRGreen”) joint ventures.

Highlights

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Pembina has entered into an agreement to acquire Enbridge’s interests in Alliance, Aux Sable and NRGreen for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments), including approximately $327 million of assumed debt, representing Enbridge’s proportionate share of the indebtedness of Alliance (the “Acquisition”).

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The cash portion of the Acquisition will be funded through a combination of: (i) the net proceeds of a $1.1 billion bought deal offering of subscription receipts; and (ii) amounts drawn under Pembina’s existing credit facilities and cash on hand.

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Complements Pembina’s strategy of providing access for world-class, long-life resources from the Western Canadian Sedimentary Basin (“WCSB”) to premium end markets and increases exposure to lighter hydrocarbons, including natural gas and NGL.

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Immediately accretive to adjusted cash flow per share, with mid-single digit accretion expected to be achieved in the first full year of ownership, inclusive of synergies. Additional long-term synergy opportunities have been identified that are expected to drive incremental accretion.

•	The Acquisition is expected to be leverage neutral, ensuring Pembina’s continued financial flexibility to fund future projects, and enhances its free cash flow position.

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Aligned within Pembina’s financial guardrails, consistent with a strong BBB credit rating, and an unchanged business profile with 85% to 90% fee-based contribution to adjusted EBITDA with a high-degree of take-or-pay commitments. The Acquired Business (defined below) is estimated to be 80% to 90% fee-based.

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Attractive acquisition multiple of approximately 9x 2023 and 2024 forecasted adjusted EBITDA, or approximately 8x 2023 and 2024 forecasted adjusted EBITDA, inclusive of $40 million to $65 million of annual synergies expected to be realized by 2025. Additional long-term synergy opportunities have been identified that would further reduce the transaction multiple.

•	The Acquisition is expected to close in the first half of 2024, subject to the satisfaction or waiver of customary closing conditions, including the receipt of required regulatory approvals.

“Pembina’s business is built around integrated, difficult-to-replicate assets that provide an enduring competitive advantage and unequaled market access for customers. Alliance and Aux Sable are world-class energy infrastructure assets and increasing our ownership in them will further strengthen our growing franchise,” said Scott Burrows, Pembina’s President and Chief Executive Officer. “This is a rare opportunity to consolidate interests in these assets at an attractive valuation multiple, with cash flow accretion and significant synergy potential. Aligning with Pembina’s strategy, the Acquisition grows and strengthens our existing franchise and provides greater exposure to resilient end-use markets. Pembina is well positioned to benefit from growing volumes in the WCSB driven by near term catalysts, including new West Coast LNG export capacity, expanded crude oil export capacity, as well as developments in the Alberta petrochemical industry. The funding plan for the Acquisition ensures Pembina’s continued financial flexibility and ability to fund future projects that respond to growing demand, while maintaining leverage within targeted ranges.”

“Pembina has enjoyed a strong relationship with Enbridge throughout our six years as partners in Alliance and Aux Sable,” said Jaret Sprott, Senior Vice President & Chief Operating Officer. “Enbridge is a world-class company, with similar values focused on safety, people, customers, and the communities in which we operate. With this Acquisition, I look forward to welcoming Enbridge employees to Pembina, enhancing our relationship with Williams and strengthening our growing franchise and integrated service offering.”

Strategic Rationale

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Opportunistic Consolidation of Highly Strategic Infrastructure: The Acquisition is an opportunistic consolidation of critical and highly differentiated North American energy infrastructure. Further, it complements Pembina’s strategy of providing world-class, long-life resources in the WCSB access to premium end markets. Alliance has a strong track record of high reliability and high utilization and is unique within North America in its ability to transport liquids rich natural gas, while providing a cross-border conduit to high demand U.S. markets.

Given its existing ownership interests in the assets, current commercial management of Alliance and operatorship of Aux Sable, and established customer relationships, Pembina is uniquely positioned to execute this transaction with minimal integration risk. Given its deep knowledge of the assets being acquired, Pembina has identified both near-term and long-term synergies that it expects to unlock incremental value. Further, Alliance and Aux Sable are currently treated as equity accounted investees for accounting purposes and the Acquisition will allow Pembina to simplify its corporate reporting.

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Backed by Strong Fundamentals: The North American natural gas industry is in a period of dynamic transition in which the supply and demand factors support a favourable outlook for both Alliance and Aux Sable. Growing WCSB natural gas production, most notably from the world-class Montney play, is expected to largely fill the approximately 2.8 bcf/d of new Canadian West Coast LNG export capacity expected to come on-line over the next 5 years, while existing production volume will continue to be drawn south to U.S. markets. Limited WCSB intra-basin demand growth, alongside growing production from the Bakken play in North Dakota, highlight the growing need for U.S. destined natural gas transportation. As well, the liquids-rich nature of Montney and Bakken natural gas aligns well with Alliance’s strategic value within the North American natural gas market and its unique ability to transport liquids rich natural gas at a premium to U.S. Midwest markets. Finally, a significant expansion of U.S. Gulf Coast LNG export capacity is expected over the next five years. Alliance acts as a valuable and cost-effective conduit for Canadian natural gas to access this growing export market.

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Drives Resilient Growth: Consistent with Pembina’s well-established commitment to its financial guardrails, Alliance provides additional low risk, fee-based cash flows underpinned by long-term, predominantly take-or-pay contracts with high-quality counterparties. As the Acquired Business provides service for natural gas and NGL, the Acquisition is also expected to increase Pembina’s exposure to lighter hydrocarbons. Further, the Acquisition enhances Pembina’s service offering for existing customers, with whom Pembina has established strong relationships, and strengthens its competitive advantage.

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Platform for the Future: Increasing its ownership interest in Alliance and Aux Sable will expand Pembina’s U.S. presence and is expected to provide opportunities to further establish the Company’s reputation and brand name in the robust U.S. NGL market. Post-2030, Pembina expects there will be an opportunity to grow its marketing portfolio by approximately 100,000 bpd and has identified incremental commercial integration opportunities, that could further bolster Pembina’s service offering. As well, the Acquisition is expected to deliver $225 million to $250 million of incremental low risk, predominantly fee-based cash flow from operating activities with modest sustaining capital, in support of continued strategic growth investments and maintaining Pembina’s strong financial position.

The Acquisition

Pembina has entered into a purchase and sale agreement (the “PSA”) with Enbridge to acquire all of Enbridge’s interests in the Alliance, Aux Sable and NRGreen joint ventures and in the related operatorship contracts (collectively, the “Acquired Business”) for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments), including approximately $327 million of assumed debt, representing Enbridge’s proportionate share of the indebtedness of Alliance.

Pembina currently owns 50% of the equity interests in Alliance, Aux Sable’s Canadian operations and NRGreen and approximately 42.7% of the equity interests in Aux Sable’s U.S. operations, and is the operator of certain assets of the Acquired Business pursuant to various operation services agreements (“COSAs”), with Enbridge being the operator of the remaining assets of the Acquired Business under other COSAs. Upon closing of the Acquisition, Pembina will hold 100% of the equity interests in Alliance, Aux Sable’s Canadian operations and NRGreen and approximately 85.4% of Aux Sable’s U.S. operations, and Pembina will become the operator of all of the Alliance, Aux Sable and NRGreen businesses. Pembina’s acquisition of Enbridge’s interests, including the additional interests in Aux Sable’s U.S. operations, is not subject to any rights of first refusal.

Closing of the Acquisition

Closing of the Acquisition is expected to occur in the first half of 2024 and is subject to the satisfaction or waiver of customary closing conditions, including all required approvals under the Competition Act (Canada), the Canada Transportation Act and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval from the United States Federal Communications Commission.

Pembina will provide updated 2024 guidance prior to closing of the Acquisition.

Aux Sable Commercial Update

In connection with the Acquisition, all claims between Aux Sable and a third party related to a natural gas liquids supply agreement have been settled and discontinued. In connection therewith, Pembina contributed approximately $145 million to Aux Sable, representing Pembina’s proportionate share of such claim, which is consistent with the provisions previously recognized and disclosed by Pembina. Additionally, a new third party marketing arrangement was executed and will take effect January 1, 2024.

Funding of the Acquisition

The purchase price and the expenses related to the Acquisition will be funded through a combination of: (i) the net proceeds of a $1.1 billion bought deal offering (the “Offering”) of subscription receipts (“Subscription Receipts”), and (ii) amounts drawn under Pembina’s existing credit facilities and cash on hand. In lieu of drawing on its existing credit facilities, in whole or in part, Pembina may issue debt securities prior to the closing of the Acquisition to fund a portion of the purchase price, as appropriate, to prudently manage its balance sheet. The Acquisition funding is consistent with Pembina’s existing capital structure and well within Pembina’s financial guardrails.

In connection with the Offering, Pembina has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by TD Securities Inc., RBC Capital Markets and Scotiabank (the “Lead Underwriters”) pursuant to which the Underwriters have agreed to purchase from Pembina and sell 26,000,000 Subscription Receipts at a price of $42.85 per Subscription Receipt for total gross proceeds of approximately $1.1 billion. The Subscription Receipts will be offered to the public in Canada and the United States through the Underwriters or their affiliates.

Each Subscription Receipt will entitle the holder thereof to receive (i) automatically upon the closing of the Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one (1) common share (“Common Share”) of Pembina, and (ii) Dividend Equivalent Payments (defined below) during the period from the closing date of the Offering to, but excluding, the closing date of the Acquisition or to, and including, the date of a Termination Event (defined below), as applicable.

The Offering is expected to close on or about December 19, 2023. Pembina has also granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time and from time to time until the earlier of: (i) 5:00 p.m. (Calgary time) on the day that is thirty (30) days following the closing date of the Offering; and (ii) the Termination Time (defined below), to purchase up to an additional 3,900,000 Subscription Receipts on the same terms and conditions as the Offering, to cover over-allotments, if any, and for market stabilization purposes.

Holders of Subscription Receipts (including Subscription Receipts that may be issued upon the exercise of the Over-Allotment Option) will be entitled to receive payments per Subscription Receipt equal to the cash dividends per Common Share, if any, paid or payable to holders of Common Shares in respect of all record dates for such dividends occurring from the closing date of the Offering to, but excluding, the closing date of the Acquisition or to, and including, the Termination Date (defined below), as applicable, to be paid to Subscription Receipt holders of record on the record date for the corresponding dividend on the Common Shares on the date on which such dividend is paid to holders of Common Shares (each, a “Dividend Equivalent Payment”). For greater certainty, the first Dividend Equivalent Payment that holders of Subscription Receipts are expected to be eligible to receive will be, if so declared by the Board of Directors of Pembina, in respect of the dividend payable to holders of Common Shares on or about March 29, 2024, to shareholders of record as of March 15, 2024.

The gross proceeds from the sale of the Subscription Receipts, less 50% of the Underwriters’ fee (such amount, together with any interest and other income received or credited thereon, the “Escrowed Funds”) will be held in escrow by Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”), and deposited or invested, as applicable, pursuant to the terms of a subscription receipt agreement to be entered into among Pembina, the Lead Underwriters and the Subscription Receipt Agent.

Provided that the requisite notice (the “Escrow Release Notice and Direction”) is delivered to the Subscription Receipt Agent on or prior to the Termination Time, the Escrowed Funds, less the remaining 50% of the Underwriters’ fee and any amounts required to satisfy any unpaid Dividend Equivalent Payments, will be released by the Subscription Receipt Agent to or as directed by Pembina and will be used to fund a portion of the purchase price for the Acquisition.

If (i) by 5:00 p.m. (Calgary time) on October 1, 2024, (a) the Escrow Release Notice and Direction is not delivered to the Subscription Receipt Agent prior to such time, or (b) the Escrow Release Notice and Direction has been delivered to the Subscription Receipt Agent prior to such time, but the Escrowed Funds are subsequently returned to the Subscription Receipt Agent and notice is delivered to the Subscription Receipt Agent prior to such time; (ii) the PSA is terminated; (iii) Pembina gives notice to the Lead Underwriters, on behalf of the Underwriters, that it does not intend to proceed with the Acquisition; or (iv) Pembina announces to the public that it does not intend to proceed with the Acquisition (each, a “Termination Event” and the time of the earliest of such Termination Event to occur, the “Termination Time” and the date on which such Termination Time occurs, the “Termination Date”), the Subscription Receipt Agent will pay to each holder of Subscription Receipts, no earlier than the third business day following the Termination Date, an amount per Subscription Receipt (the “Termination Payment”) equal to the offering price in respect of such Subscription Receipt, plus (x) if a Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, any unpaid Dividend Equivalent Payment owing to such holder, or (y) if no Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, such holder’s proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds between the closing of the Offering and the Termination Date. Any remaining Escrowed Funds after the payment of the Termination Payments shall be paid by the Subscription Receipt Agent to Pembina.

The Company has applied to the Toronto Stock Exchange (the “TSX”) to list the Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Receipts (including the Subscription Receipts issuable pursuant to the Over-Allotment Option and the Common Shares issuable pursuant to the terms of such Subscription Receipts) on the TSX. In addition, the Company has applied to the New York Stock Exchange (the “NYSE”) to list the Common Shares issuable pursuant to the terms of the Subscription Receipts (including the Common Shares issuable pursuant to the terms of the Subscription Receipts issuable pursuant to the Over-Allotment Option) on the NYSE. The Subscription Receipts will not be listed on the NYSE. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX or that the Common Shares issuable pursuant to the terms of the Subscription Receipts will be accepted for listing on the TSX or the NYSE.

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of the Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Receipts in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Receipts will be issued by way of a prospectus supplement to Pembina’s short form base shelf prospectus dated December 13, 2023 (collectively, the “Prospectus”) filed with the securities commission or similar authority in each of the provinces of Canada. Additionally, the Company has filed a registration statement on Form F-10 (including the base shelf prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the Offering to which this news release relates. This news release does not provide full disclosure of all material facts relating to the securities offered. The Prospectus will contain important detailed information about the securities being offered. Before you invest, you should read the Prospectus, the base shelf prospectus included in the registration statement on Form F-10, the preliminary prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the issuer and the Offering, especially risk factors relating to the securities offered. Prospective investors may read and download any public document that Pembina has filed with the securities commission or similar authority in each of the provinces of Canada, including the Prospectus, on Pembina’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca. Pembina’s registration statement on Form F-10, reports and other information filed by Pembina with and furnished to the SEC can be read and downloaded on Pembina’s profile on the SEC’s Electronic Data Gathering and Retrieval (EDGAR) website at www.sec.gov.

A copy of the Prospectus is, and a copy of the prospectus supplements will be, available free of charge on SEDAR+ (http://www.sedarplus.ca) and on the SEC’s website (http://www.sec.gov). Alternatively, the Company, any underwriter, or any dealer participating in the Offering will arrange to send you the Prospectus (as supplemented by the applicable prospectus supplements) if you request it. Copies of the base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada by contacting TD Securities Inc. at 1625 Tech Avenue, Mississauga ON L4W 5P5 Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or in the United States by contacting TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089,Email: equityprospectus@rbccm.com or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com.

Conference Call & Webcast

Pembina will host a conference call and webcast to discuss the Acquisition on December 13, 2023 at 2:45 pm MT (4:45 pm ET). Content from the conference call and webcast is not incorporated by reference in this press release and should not be considered to be a part of this press release.

A presentation is available at http://www.pembina.com/investor-centre/presentations-and-events/.

The conference call dial-in numbers for Canada and the U.S. are 416-764-8624 or 1-888-259-6580. A recording of the conference call will be available for replay until December 20, 2023. To access the replay, please dial either 416-764-8692 or 1-877-674-7070 and enter the passcode 794374 #.

A live webcast of the call can be accessed on Pembina’s website at www.pembina.com or by entering https://events.q4inc.com/attendee/365070539 in your web browser. Shortly after the call, an audio archive will be posted on www.pembina.com for 90 days. References to our website and other websites herein are inactive textual references only. Information contained on our website and other websites is not incorporated by reference in this press release and should not be considered to be a part of this press release.

Advisors

TD Securities Inc. is acting as exclusive financial advisor and Blake, Cassels & Graydon LLP is acting as legal counsel to Pembina with respect to the Acquisition. Blake, Cassels & Graydon LLP is acting as Canadian legal counsel and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as US counsel to Pembina with respect to the Offering.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America’s energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina’s common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com. References to our website and other websites herein are inactive textual references only. Information contained on our website and other websites is not incorporated by reference in this press release and should not be considered to be a part of this press release.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”), including forward-looking statements within the meaning of the “safe harbor” provisions of applicable securities legislation, that are based on Pembina’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as “continue”, “anticipate”, “will”, “expects”, “estimate”, “potential”, “future”, “outlook”, “strategy”, “maintain”, “ongoing”, “believe” and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the Acquisition, including the terms thereof, the expected closing date and the anticipated benefits thereof, including the anticipated synergies and accretive value to Pembina; the financing of the Acquisition, including statements regarding the Offering and other sources of financing, as well as the Company’s expectations with respect thereto, including the size of the Offering and the completion and timing thereof, the timing of the distribution of the Subscription Receipts pursuant to the Offering and the distribution of Common Shares upon closing of the Acquisition and the listing of the Subscription Receipts on the TSX and the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and the NYSE; statements regarding the effects of the Acquisition on Pembina’s financial and operational outlook and performance following completion thereof, including expectations regarding the performance of the Company’s assets, Pembina’s operational activities and service offerings, and financial decisions; expectations about current and future industry activities, development opportunities and market conditions, including their expected impact on Pembina following completion of the Acquisition; expectations about future demand for Pembina’s infrastructure and services; Pembina’s corporate strategy and the development and expected timing of new business initiatives and growth opportunities; financial guidance and short-, medium- and long-term outlooks following completion of the Acquisition, including the Company’s expectations regarding debt-to-adjusted EBITDA ratio, adjusted EBITDA, adjusted cash flow per share, cash flow from operating activities and expected annual synergies resulting from the Acquisition; Pembina’s capital structure, including future actions that may be taken with respect thereto and expectations regarding future uses of cash flows and uses thereof (including in respect of the Acquisition), repayments of existing debt, new borrowings and securities issuances; Pembina’s commitment to, and ability to maintain, its financial guardrails; and expectations regarding Pembina’s commercial agreements and development opportunities, including the expected timing and benefit thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the satisfaction of the conditions to closing of the Acquisition and the Offering in a timely manner, including receipt of all necessary approvals; that both the Acquisition and the Offering will be completed on terms consistent with management’s current expectations; oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist, and that Pembina has and will have available capital to fund the Acquisition and its capital expenditures, among other things; the success of Pembina’s operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund the Acquisition and future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina’s forward-looking statements detailed in Pembina’s Annual Information Form for the year ended December 31, 2022 (the “AIF”) and Management’s Discussion and Analysis for the year ended December 31, 2022 (the “Annual MD&A”), which were each filed on SEDAR+ on February 23, 2023, as well as in Pembina’s Management’s Discussion and Analysis dated November 2, 2023 for the three and nine months ended September 30, 2023 (the “Interim MD&A”) and from time to time in Pembina’s public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina’s website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of Pembina and Enbridge to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof due to integration or other issues; an inability to complete the Offering or other necessary financings in respect of the Acquisition in accordance with management’s current expectations or at all; the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements with Pembina or one or more of its affiliates; actions taken by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital on acceptable terms; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the Prospectus, AIF, Annual MD&A, Interim MD&A and from time to time in Pembina’s public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina’s website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the adjusted EBITDA, adjusted cash flow per share and annual synergies estimates contained herein as of the date of this news release. The purpose of these estimates is to assist readers in understanding the Company’s expected financial results following completion of the Acquisition, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina’s financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina’s financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed adjusted EBITDA, a non-GAAP financial measure, and proportionately consolidated debt-to-adjusted EBITDA, a non-GAAP ratio, which that do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina’s financial performance or cash flows specified, defined or determined in accordance with IFRS, including revenue or earnings.

Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina’s proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

Adjusted EBITDA From Equity Accounted Investees

In accordance with IFRS, Pembina’s jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, “Investments in Equity Accounted Investees”. Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income “Share of Profit from Equity Accounted Investees”. The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina’s share paid and received in the period to and from the investments in equity accounted investees. To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina’s interest in the investments in equity accounted investees.

The most directly comparable GAAP measure is share of profit (loss) from equity accounted investees – operations.

Pembina’s proportionate interest in equity accounted investees has been included in adjusted EBITDA, described above.

Pembina’s current ownership interests in Alliance and Aux Sable are treated as equity accounted investees and reported in the Pipelines Division and Marketing & New Ventures Division, respectively.

Acquisition Multiple

This news release refers to Acquisition multiples, which are non-GAAP ratios calculated by dividing the Acquisition purchase price by the adjusted EBITDA for the acquired assets. The news release refers to these multiples inclusive and exclusive of synergies expected in relation to the Acquisition. Management believes that these multiples are commonly used by investors and analysts as useful indicators of value.

($ millions, except as noted) Notes Year Ended December 31,2023 Forecast Alliance Pipeline Aux Sable Total Adjusted EBITDA (100%) Adjusted EBITDA (from interests being acquired -50 % Alliance, 42.7% Aux sable A 275 64 Acquiiition Purchase price 3,100 Near-term expected synergies {mid-point of $40 million to $65 million) c 53 Acquisition Multiple, excluding synergiet 9X Acquisition Multiple, including synergies

Adjusted Cash Flow From Operating Activities

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.

The most directly comparable GAAP measure is cash flow from operating activities.

Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company’s ability to meet interest obligations, dividend payments and other commitments.

For further information:

Investor Relations

(403) 231-3156

1-855-880-7404 (toll-free)

investor-relations@pembina.com

Media Relations

(403) 691-7601

1-844-775-6397 (toll-free)

media@pembina.com